Sustainable Green Team, Ltd.

24200 CR-561

Astatula, FL 34705

March 17, 2023

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Julie Sherman
Jeanne Baker
Jessica Ansart
Celeste Murphy

Re:	Sustainable Green Team, Ltd. (the “Company”)
Application for Withdrawal of Registration Statement on Form 10-12(g)
Filed March 13, 2023
File No. 000-56510

Ladies and Gentlemen:

The Sustainable Green Team, Ltd. (the “Company”) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2023 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Commission staff (the “Staff”) has not completed its review of the Registration Statement and the Company’s desire to include its most recent audited financial statements for the year ended January 1, 2023 in the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review.

Sincerely,

/s/ Anthony J. Raynor
Anthony J. Raynor
Chief Executive Officer

cc:	Laura Anthony, Esq.